

Mail Stop 3561

June 15, 2016

Via E-mail
James Watt
Chief Executive Officer
Brewdog USA Inc.
65 E State St, Suite 1800
Columbus, Ohio 43215

> **Re: BrewDog USA Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed June 6, 2016**
> **File No. 024-10532**

Dear Mr. Watt:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2016 letter.

Securities Being Offered, page 52

1. We note your response to comment 4 and we reissue it because we do not see the revised disclosure. We note that you added the statement "[t]he common stock will not be subject to further calls or assessment by the Company." We also note the statement following your addition that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise your disclosure to reconcile these statements.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Kendall Almerico, Esq.
DiMuroGinsberg, P.C.